Rule 424(b)(3)
                                           Registration Statement No. 333-119172
                                                                CUSIP: 12560PDR9




PRICING SUPPLEMENT NO. 7
Dated February 24, 2005 to
Prospectus, dated October 28, 2004 and
Prospectus Supplement, dated October 29, 2004



                                   $50,000,000

                          [CIT LOGO] [GRAPHIC OMITTED]



                                 CIT Group Inc.

                 Consumer Price Index Linked Floating Rate Notes
                               Due March 15, 2017






                               Wachovia Securities

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(X) Senior Note                          (  ) Subordinated Note

Principal Amount:                        $50,000,000

Proceeds to Corporation:                 98.25% or $49,125,000

Underwriters' Commission:                1.75% or $875,000

Issue Price:                             100.00% or $50,000,000

Original Issue Date:                     March 15, 2005

Form:                                    Global Note

Maturity Date:                           March 15, 2017, provided that if such
                                         day is not a Business Day, the payment
                                         of principal and interest may be made
                                         on the next succeeding Business Day,
                                         and no interest on such principal will
                                         accrue for the period from and after
                                         the Maturity Date.

Business Day:                            Any day that is neither a legal holiday
                                         nor a day on which banking institutions
                                         are authorized or required by law or
                                         regulation (including any executive
                                         order) to close in the City of New
                                         York.

Interest Rate:                           From and including March 15, 2005 to
                                         but excluding April 15, 2005, the Notes
                                         will bear interest at 4.82%;
                                         thereafter, the interest rate for the
                                         Notes for each Interest Reset Period
                                         will be the Consumer Price Index
                                         Adjustment Rate, which will be derived
                                         from a formula based on the Consumer
                                         Price Index ("CPI") (as described
                                         below), plus the Spread.

Spread:                                  +185 basis points (1.85%)

Interest Reset Period:                   Monthly. Each period from and including
                                         an Interest Reset Date to but excluding
                                         the next succeeding Interest Reset
                                         Date.

Interest Reset Dates:                    The 15th calendar day of each month,
                                         commencing on April 15, 2005, provided
                                         that if any such day would otherwise
                                         fall on a day that is not a Business
                                         Day, then the Interest Reset Date will
                                         be the next succeeding Business Day.

Interest Determination Dates:            Each Interest Reset Date

Interest Payment Dates:                  Interest will be paid on the Maturity
                                         Date and on the 15th calendar day of
                                         each month, commencing on April 15,
                                         2005, provided that if any such day
                                         (other than the Maturity Date) is not a
                                         Business Day, then the Interest Payment
                                         Date will be postponed to the following
                                         day which is a Business Day.  If the
                                         Maturity Date falls on a day which is
                                         not a Business Day, then the required
                                         payment of principal, premium, if any,
                                         and/or interest will be made on the
                                         following day which is a Business Day
                                         as if it were made on the date such
                                         payment was due, and no interest shall
                                         accrue as a result of such delayed
                                         payment.

Calculation of Interest:                 The interest rate for the Notes for
                                         each Interest Reset Period from and
                                         including April 15, 2005 to but
                                         excluding the Maturity Date will be the
                                         sum of the Consumer Price Index
                                         Adjustment Rate (as described below)
                                         and the Spread (1.85%).

                                         The Consumer Price Index Adjustment
                                         Rate will be determined as of the
                                         applicable Interest Determination Date
                                         pursuant to the following formula:

                                         [(CPIt - CPIt-12)/CPIt-12]

                                         Where:

                                             "CPI" is the non-seasonally
                                         adjusted U.S. City Average All Items
                                         Consumer Price Index for All Urban
                                         Consumers, published monthly by the
                                         Bureau of Labor Statistics of the U.S.
                                         Department of Labor, as reported on
                                         Bloomberg page CPURNSA or any successor
                                         service.

                                             "CPIt" is the CPI for the second
                                         calendar month prior to an Interest
                                         Reset Date as published and reported on
                                         Bloomberg CPURNSA in the calendar
                                         month prior to such Interest Reset
                                         Date.

                                             "CPIt-12" is the Index Level of CPI
                                         for the month 12 months prior to CPIt.

                                         For example, for the Interest Period
                                         from and including March 15, 2005 to
                                         but excluding April 15, 2005, CPIt will
                                         be the CPI for January 2005 and CPIt-12
                                         will be the CPI for January 2004. The
                                         CPI for January 2005 was published by
                                         the Bureau of Labor Statistics of the
                                         U.S. Department of Labor and reported
                                         on Bloomberg CPURNSA in February 2005
                                         and the CPI for January 2004 was
                                         published and reported in February
                                         2004.

                                         Intermediate calculations will be
                                         rounded to five decimal places and
                                         coupon calculations will be rounded to
                                         three decimal places.

Minimum Interest Rate:                   0.00%

Maximum Interest Rate:                   Maximum rate permitted by New York law.

Day Count Convention:                    Actual/Actual

Specified Currency:                      U.S. Dollars ($)

Denominations:                           The Notes will be issued in
                                         denominations of $1,000 and integral
                                         multiples of $1,000.

Delivery:                                The Notes are expected to be delivered
                                         in book-entry form only, to purchasers
                                         through The Depository Trust Company,
                                         on or about March 15, 2005.

Exchange Listing:                        None

Trustee, Registrar, Calculation Agent,   J.P. Morgan Trust Company, National
   Authenticating Agent and U.S.         Association
   Paying Agent:

CUSIP:                                   12560PDR9



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

                             ADDITIONAL RISK FACTORS

         You should carefully consider the following discussion of risks, and the other information provided and incorporated by reference in this pricing supplement and the accompanying Prospectus, dated October 28, 2004 and the accompanying Prospectus Supplement, dated October 29, 2004. The Notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the Notes, about our financial condition, operations and business or financial matters in general. You should not purchase the Notes unless you understand, and know that you can bear, these risks.

         Historical changes in the Consumer Price Index ("CPI") are not necessarily indicative of future changes.

         Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically. As reported by the Bureau of Labor Statistics of the U.S. Department of Labor, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. Changes in the level of the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors that we, the agents and their affiliates do not control and cannot foresee. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payments with respect to the Notes. Investors should not rely on any historical changes or trends in the CPI as an indicator of future changes in the CPI. Changes in the CPI will impact the rate of interest payable on the Notes but it is impossible to predict whether the level of the CPI will rise or fall.

         During periods of reduced inflation or during periods of deflation, the interest rate applicable to the Notes for any interest payment period may be less than the Spread and could be as low as zero.

         During periods of reduced inflation, the amount of interest payable on the Notes will decrease. If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, owners of the Notes will receive interest payments for that interest period equal to 1.85%, which is referred to as the Spread. If the CPI decreases during a relevant measurement period, which is likely to occur when there is deflation, owners of the Notes will receive interest payments for that interest period less than the Spread. In some cases, owners of the Notes could receive only the minimum interest rate, which is 0.00%.

         The yield on the Notes may be lower than the yield on a standard debt security of comparable maturity.

         The amounts we will pay you on Interest Payment Dates and the Maturity Date may be less than the return you could have earned on other investments. Because the level of the CPI as of each Interest Payment Date may be less than, equal to or only somewhat greater than its value as of the previous Interest Payment Date, and because interest payments after April 15, 2005 are determined by the level of the CPI, the effective yield to maturity on the Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of CIT Group Inc. of comparable maturity. In addition, any such return may not fully compensate you for any opportunity cost to you when other factors relating to the time value of money are taken into account.

         Changes in the CPI may not correlate with changes in interest rate indices applicable to other notes issued by us.

         Changes in the CPI may bear little or no relationship to changes in interest rate indices (such as those described in the Prospectus Supplement, dated October 29, 2004) that may be applicable to other floating rate notes that we issue. As a result, at any time, your interest rate may be below the interest rates payable on other non-callable floating rate debt securities of similar maturity issued by us.


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

                            THE CONSUMER PRICE INDEX

         The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics of the U.S. Department of Labor to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time based reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

         The following table sets forth the CPI from January 1999 to January 2005, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.


             Month             2005   2004    2003   2002   2001    2000   1999
             -----             ----   ----    ----   ----   ----    ----   ----
             January           190.7  185.2   181.7  177.1  175.1   168.8  164.3
             February           --    186.2   183.1  177.8  175.8   169.8  164.5
             March              --    187.4   184.2  178.8  176.2   171.2  165.0
             April              --    188.0   183.8  179.8  176.9   171.3  166.2
             May                --    189.1   183.5  179.8  177.7   171.5  166.2
             June               --    189.7   183.7  179.9  178.0   172.4  166.2
             July               --    189.4   183.9  180.1  177.5   172.8  166.7
             August             --    189.5   184.6  180.7  177.5   172.8  167.1
             September          --    189.9   185.2  181.0  178.3   173.7  167.9
             October            --    190.9   185.0  181.3  177.7   174.0  168.2
             November           --    191.0   184.5  181.3  177.4   174.1  168.3
             December           --    190.3   184.3  180.9  176.7   174.0  168.3


         As stated in "Additional Risk Factors - Historical changes in the Consumer Price Index ("CPI") are not necessarily indicative of future changes", movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.

         If a previously reported CPI is revised, the Calculation Agent will continue to use the previously reported CPI in calculating floating amounts. If the CPI is rebased to a different year, the Calculation Agent will continue to use the CPI based on the base reference year in effect on February 28, 2005.

         If, while an inflation-indexed security issued by the United States Treasury ("Treasury Inflation-Protection Security") is outstanding, the applicable CPI is (1) discontinued, (2) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner materially adverse to the interests of an investor in Treasury Inflation-Protection Securities, or (3) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive



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

order in a manner materially adverse to the interests of an investor in Treasury Inflation-Protection Securities (each, a "Material Alteration"), the U.S. Treasury has announced that, after consulting with the Bureau of Labor Statistics of the U.S. Department of Labor, or any successor agency, the U.S. Treasury will substitute an appropriate alternative index and will notify the public of the substitute index and how it will be applied (the "Substitute Index and Methodology"). Determinations of the Secretary of the U.S. Treasury in this regard will be final. If the U.S. Treasury announces a Substitute Index and Methodology for determining the CPI while a Treasury Inflation-Protection Security is outstanding, the Consumer Price Index Adjustment Rate will be calculated based on such Substitute Index and Methodology. Determination of the Calculation Agent of the Consumer Price Index Adjustment Rate utilizing the Substitute Index and Methodology will be final.

         For any date in respect of which the Consumer Price Index Adjustment Rate is determined (a "Reference Date"), if (i) while a Treasury Inflation-Protection Security that requires a determination of the CPI for such Reference Date (the "Reference TIP") is outstanding, a Material Alteration has occurred, and the U.S. Treasury has not notified the public of a Substitute Index and Methodology or (ii) while a Reference TIP is not outstanding, and in the judgment of the Calculation Agent the CPI is (A) discontinued, (B) fundamentally altered in a manner materially adverse to the interests of an investor in bonds the interest on which is calculated based upon the CPI for such Reference Date ("Reference CPI Bonds"), or (C) altered by legislation or executive order in a manner materially adverse to the interests of an investor in Reference CPI Bonds, then the Calculation Agent will substitute an appropriate alternative index and will determine how it will be applied, which, in the judgment of the Calculation Agent, will result in payments which are substantially the same as those which would have been calculated utilizing the methodology for determining CPI applicable on February 28, 2005. Determinations of the Calculation Agent in this regard will be final.

         If the CPI for a particular month is not reported by the last day of the following month, the U.S. Treasury has indicated that it will announce an index number based on the last twelve-month change in the CPI available (the "Substitute Index Number"). Any calculations that rely on that month's CPI will be based on the Substitute Index Number.

         In the event that the Secretary of the U.S. Treasury has not announced a Substitute Index Number pursuant to the immediately preceding paragraph, then the Calculation Agent will determine the Substitute Index Number in accordance with general market practice at the time.




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



              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by U.S. Holders (as defined in the accompanying Prospectus Supplement, dated October 29, 2004). This summary is applicable only to investors who purchase the Notes in the initial offering at their original issue price and hold the Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address investors that are subject to special tax rules (including financial institutions, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities for U.S. federal income tax purposes and persons subject to alternative minimum tax) or that hold the Notes as part of an integrated investment. This summary supplements, and should be read in conjunction with, the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying Prospectus Supplement, dated October 29, 2004.

         CIT intends to treat the Notes for U.S. federal income tax purposes as "variable rate debt instruments" that provide for stated interest at a "single objective rate." Assuming the Notes are so treated, a U.S. Holder will, under the applicable Treasury regulations, be required to include in gross income, as ordinary interest income, the stated interest on a Note at the time such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. In the case of a U.S. Holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period would be determined by assuming that the Notes bear interest at a fixed interest rate that reflects the yield that is reasonably expected for the Notes, and the interest allocable to the accrual period would be adjusted to reflect the interest actually paid during the accrual period.

         U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment, and the tax consequences to them of the acquisition, ownership and disposition, of the Notes.

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


                              PLAN OF DISTRIBUTION

         We have entered into a terms agreement, dated as of February 24, 2005, with Wachovia Capital Markets, LLC ("Wachovia"). Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to Wachovia, and Wachovia has agreed to purchase, the entire principal amount of the Notes being offered pursuant to this pricing supplement.

         We have been advised by Wachovia that it proposes initially to offer the Notes to the public at the public offering price set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 1.25% of the principal amount of the Notes. Wachovia may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 1.25% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

         The Notes are a new issue of securities with no established trading market. Wachovia has advised us that they intend to make a market in the Notes, but Wachovia is not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

         The terms agreement provides that the obligations of Wachovia are subject to certain conditions precedent and Wachovia will purchase all the Notes if any are purchased.

         In connection with this offering, Wachovia and its respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which Wachovia and its affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. Wachovia also may create a short position for its own account by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, Wachovia may purchase Notes in the open market following completion of this offering to cover its short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

         Wachovia and its affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

         The terms agreement provides that CIT will indemnify Wachovia against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments Wachovia may be required to make in respect thereof.


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